Notice of Annual Meeting of Shareholders of
Osisko Gold Royalties Ltd and Availability of Proxy-Related Materials
Take Action and Vote Today

MEETING DATE AND LOCATION

Meeting Type:	Annual Meeting of Shareholders (the “Meeting”)

When:	May 1, 2019 at 2:00 p.m. (Eastern Daylight Time)

Where:	Fairmont The Queen Elizabeth, 900 René-Lévesque Boulevard West, Montreal QC H3B 4A5

BUSINESS OF THE MEETING

1.	To receive the audited consolidated financial statements for the year ended December 31, 2018 and the independent auditor’s report thereon.
2.	To elect the Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) directors for the ensuing year.
3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for the ensuing year and authorize the directors to fix its remuneration.
4.	To approve the amended Deferred Share Unit Plan and approve all unallocated rights and entitlements under the plan.
5.	To adopt an advisory resolution approving Osisko’s approach to executive compensation.

NOTICE-AND-ACCESS

The Corporation is using the notice-and-access model for delivery of proxy-related materials to shareholders of common shares of Osisko (the “Shareholders”). Under notice-and-access, Shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the proxy-related materials, Shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment and will reduce the cost of printing and mailing materials to Shareholders.

WEBSITES WHERE PROXY-RELATED MATERIALS ARE POSTED

An electronic copy of the proxy-related materials is available on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on Osisko’s website http://www.osiskogr.com/en/2019-agm/.

HOW DO I OBTAIN A PRINTED COPY OF THE PROXY-RELATED MATERIALS?

Should you wish to receive paper copies of the proxy-related materials, please send your request for a paper copy, free of charge, as follows:

Objecting Beneficial Shareholders:

  By calling Broadridge Investor Communications Corporation toll-free at 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form; or

  Via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form sent to you.

Registered and Non-Objecting Shareholders:

  By calling Laurel Hill Advisory Group toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or

  By emailing Laurel Hill Advisory Group at assistance@laurelhill.com.

If you request the proxy-related materials before the Meeting, these documents will be sent to you at no charge within 3 business days of receiving your request. Please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes. To receive the proxy-related materials before the voting deadline and the Meeting, your request must be received no later than Tuesday, April 16, 2019.

If you request a copy of the proxy-related materials after April 16, 2019 or in the year following their filing, it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Osisko on the record date of March 19, 2019 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your common shares including by telephone or via the internet. You will find attached to this notice, a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

Registered and Non-Objecting Beneficial Owners
Shares held in own name and represented by a
physical certificate or Shares held with a broker, bank
or other intermediary and are not restricted to Osisko
	knowing who the shareholder is.	Objecting Beneficial Owners Shares held with a broker, bank or other intermediary and shareholder information is restricted from Osisko.
Internet:	www.astvotemyproxy.com	www.proxyvote.com
Phone or Fax:	To vote by telephone you will need your control number provided in your form of proxy. Telephone: 1 (888) 489-7352 Fax: 1 (866) 781-3111 (toll free in Canada and the United States) or 1 (416) 368-2502	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.
Mail or Email:	Mail: Return the form of proxy in the enclosed postage paid envelope. Email: Scan to proxyvote@astfinancial.com	Return the voting instruction form in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

Please submit your vote well in advance of the proxy deposit deadline on
April 29, 2019 at 2:00 p.m. (Eastern Daylight Time).

BOARD RECOMMENDATION

The Board of Directors of Osisko unanimously recommends that Shareholders VOTE FOR all the proposed resolutions.

By order of the Board of Directors,

Shareholders should carefully read the Management Information Circular dated March 21, 2019 before voting.

If you have questions or require assistance with voting, please contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com